

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Harry Simeonidis
Chief Executive Officer and President
GBS Inc.
708 Third Avenue, 6th Floor
New York, New York 10017

> **Re: GBS Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed October 20, 2020**
> **File No. 333-232557**

Dear Mr. Simeonidis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2020 letter.

Amendment No. 8 to Registration Statement on Form S-1

Exhibits

1. Please file a legality opinion that opines on the Units being offered. Please note that a binding obligation opinion is appropriate for the legality of the Units. For guidance, see Section II.B.1.h of Staff Legal Bulletin No. 19.

       You may contact Michael Fay at (202) 551-3812 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ralph V. De Martino, Esq.